Exhibit 99.1

NICE Announces Interactions Live, The Industry’s Biggest Customer Experience
Virtual Event and its Lineup of Award-Winning Celebrity Appearances and
Customer Delivered Insights

Celebrity lineup includes Matthew McConaughey and Martha Stewart and offers the industry’s largest virtual concert featuring a musical performance by Alanis Morissette

Hoboken, N.J., September 1, 2020 – NICE (Nasdaq: NICE) today announced Interactions Live, the biggest customer experience virtual event of the year. To be held on September 15-16, this free event will provide unprecedented insights for adopting an agile service approach and creating extraordinary customer and employee experiences in any market dynamic. Featuring content to suit every role and interest, this global event offers a wealth of informative sessions, interactive demo stations, live video chats with NICE experts, exciting keynote speakers and entertaining performing artists. To learn more or register for the event, please click here.

Interactions Live will host Academy Award-Winning Actor, philanthropist and author of the upcoming book Greenlights, Matthew McConaughey as a keynote speaker, sharing his drive for constant reinvention throughout his impressive career spanning over 40 feature films that have grossed over $1 billion. Also keynoting will be Martha Stewart – Emmy Award-Winning television show host, bestselling author of 96 lifestyle books to date, entrepreneur and founder of the first multi-channel lifestyle company. The virtual event's analyst lineup includes McGee Smith, Forrester, DMG Consulting, Aberdeen, Everest Group and Saddletree Research who will review current industry trends and offer guidance on maintaining CX excellence in times of change. Also joining the event are industry-leading organizations who will discuss how they are innovating to provide agile service in the cloud, engage their workforce as they work remotely and leverage data insights to create exceptional experiences for customers and employees.

This year's event will include a virtual concert attendees can stream from any location, September 16 starting at 3:45 pm EST. It will feature Award-Winning artist, Alanis Morissette, whose album, Jagged Little Pill  remains the best-selling debut release by a female artist in the U.S. and the highest-selling debut album worldwide in music history.

With over seven tracks and more than 50 best practice sessions, the conference agenda is rich with ideas, insights and advice that will inspire, energize, and invigorate CX professionals of all ranks. Attendees can join informative best practices sessions, engage with various experts, see live demos of the latest innovations and be inspired by industry-leading customer speakers, visionary leaders and subject-matter-experts from prominent organizations.

Barak Eilam, CEO, NICE, said, "CX agility has never been more critical and we remain focused on helping organizations transform experiences to be extraordinary. In the face of the unprecedented current challenges organizations are facing, we aim to bring clarity by sharing powerful insights that will enable organizations to be agile in engaging customers and employees while driving successful business outcomes. Interactions has always been a key channel through which we connect among customers, content experts, innovators and opinion-makers, and we're pleased to present a new avenue to enable this connection via Interactions Live. "

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.